FS-11

The Unaudited Pro Forma Condensed Consolidated Financial Statements of Progress Energy illustrate the pro forma effects of selling North Carolina Natural Gas Corporation, a wholly-owned subsidiary, and Progress Energy's equity investment in Eastern North Carolina Natural Gas Company. The Unaudited Pro Forma Condensed Consolidated Balance Sheet has been prepared as if the dispositions had occurred on December 31, 2002. The Unaudited Pro Forma Condensed Consolidated Statement of Income has been prepared as if the dispositions had been consummated on January 1, 2002, using estimated net proceeds calculated as of December 31, 2002.

A final determination of the effects of the dispositions will not be know until the dispositions are completed; accordingly, the adjustments made in the development of the Unaudited Pro Forma Condensed Consolidated Financial Statements have been made solely for purposes of developing the pro forma information. The unaudited pro forma financial information is presented for illustration purposes only in accordance with the assumptions set forth therein; is not necessarily indicative of the operating results or financial position that would have occurred based on dispositions as of the dates indicated; nor is it necessarily indicative of future operating results or financial position.

The unaudited pro forma financial information does not contain any adjustments to reflect additional costs or cost savings that Progress Energy might incur or realize as a result of the dispositions.

                   UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                DECEMBER 31, 2002


                                                PROGRESS ENERGY       PRO FORMA
(in millions)                                  (AS REPORTED) (1)     ADJUSTMENTS          PRO FORMA (2)
                                               -----------------   ---------------       ---------------
ASSETS

 UTILITY PLANT
   Utility plant, at cost                       $    20,920.2       $         -           $    20,920.2
   Accumulated depreciation                         (10,480.9)                -               (10,480.9)
   Nuclear fuel, net of amortization                    216.9                 -                   216.9
                                               ---------------     ---------------       ---------------
     Total Utility Plant, Net                        10,656.2                 -                10,656.2
                                               ---------------     ---------------       ---------------

 CURRENT ASSETS
   Cash and cash equivalents                             61.4                 -                    61.4
   Accounts receivable, net                             962.4                 -                   962.4
   Inventory                                            875.5                 -                   875.5
   Assets of discontinued operations                    490.4              (490.4)  (3)
   Prepayments and other current assets                 466.5                                     466.5
                                               ---------------     ---------------       ---------------
     Total Current Assets                             2,856.2              (490.4)              2,365.8
                                               ---------------     ---------------       ---------------

 GOODWILL                                             3,719.3                 -                 3,719.3

 DEFERRED DEBITS AND OTHER ASSETS                     4,121.0                (7.7)  (4)         4,113.3
                                               ---------------     ---------------       ---------------

TOTAL ASSETS                                    $    21,352.7       $      (498.1)        $    20,854.6
                                               ===============     ===============       ===============


CAPITALIZATION AND LIABILITIES
 CAPITALIZATION
   Common stock                                 $     4,950.6       $         -           $     4,950.6
   Other stockholders' equity                         1,726.4                 -                 1,726.4
                                               ---------------     ---------------       ---------------
     Total common stock equity                        6,677.0                 -                 6,677.0
   Preferred stock - redemption not required             92.8                 -                    92.8
   Long-term debt, net                                9,747.3              (373.3)  (5)         9,374.0
                                               ---------------     ---------------       ---------------
     Total Capitalization                            16,517.1              (373.3)             16,143.8
                                               ---------------     ---------------       ---------------

 CURRENT LIABILITIES
   Accounts payable                                     756.3                 -                   756.3
   Short-term obligations                               694.8                 -                   694.8
   Current portion of long-term debt                    275.4                 -                   275.4
   Liabilities of discontinued operations               124.8              (124.8)  (3)             -
   Other current liabilities                            883.0                 -                   883.0
                                               ---------------     ---------------       ---------------
     Total Current Liabilities                        2,734.3              (124.8)              2,609.5
                                               ---------------     ---------------       ---------------

 DEFERRED CREDITS AND OTHER LIABILITIES               2,101.3                 -                 2,101.3
                                               ---------------     ---------------       ---------------

TOTAL CAPITALIZATION AND LIABILITIES            $    21,352.7       $      (498.1)        $    20,854.6
                                               ===============     ===============       ===============


See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

                UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 2002


                                                PROGRESS ENERGY       PRO FORMA
(in millions except per share data)            (AS REPORTED) (1)     ADJUSTMENTS          PRO FORMA (2)
                                               -----------------   ---------------       ---------------
OPERATING REVENUES
  Utility                                       $     6,600.7       $         -           $     6,600.7
  Diversified businesses                              1,344.4                 -                 1,344.4
                                               ---------------     ---------------       ---------------
      Total operating revenues                        7,945.1                 -                 7,945.1
                                               ---------------     ---------------       ---------------

OPERATING EXPENSES
  Utility
    Fuel, operation and maintenance                   2,976.1                 -                 2,976.1
    Purchased power and other                         1,248.6                 -                 1,248.6
    Depreciation and amortization                       820.3                 -                   820.3
  Diversified businesses                              1,895.6                 -                 1,895.6
                                               ---------------     ---------------       ---------------
      Total operating expenses                        6,940.6                 -                 6,940.6
                                               ---------------     ---------------       ---------------

OPERATING INCOME                                      1,004.5                 -                 1,004.5

OTHER INCOME (EXPENSE)                                   23.3                 -                    23.3

TOTAL INTEREST CHARGES, NET                             633.4                (9.4)  (6)           624.0
                                               ---------------     ---------------       ---------------

INCOME FROM CONTINUING OPERATIONS
  BEFORE INCOME TAX                                     394.4                 9.4                 403.8

INCOME TAX EXPENSE (BENEFIT)                           (157.8)                3.8   (7)          (154.0)
                                               ---------------     ---------------       ---------------

INCOME FROM CONTINUING OPERATIONS               $       552.2       $         5.6         $       557.8
                                               ===============     ===============       ===============


AVERAGE COMMON SHARES OUTSTANDING
  Basic                                                 217.2                                     217.2
  Diluted                                               218.2                                     218.2

BASIC EARNINGS PER COMMON SHARE
  Income from Continuing Operations             $        2.54                             $        2.57

DILUTED EARNINGS PER COMMON SHARE
  Income from Continuing Operations             $        2.53                             $        2.56


See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1. These columns represent historical results of operations and financial position, in condensed formats. The historical statement of income has been modified to exclude the results of discontinued operations, which consisted solely of results for North Carolina Natural Gas Corporation (NCNG).

2. The unaudited pro forma condensed financial information does not give effect to any additional costs or cost savings that Progress Energy might incur or realize as a result of the dispositions. Any such costs or cost savings are not expected to be material.

3. Pro forma adjustments have been made to eliminate the assets and liabilities of NCNG that were classified as assets and liabilities of discontinued operations in the historical balance sheet.

4. A pro forma adjustment has been made to eliminate Progress Energy's equity investment in Eastern North Carolina Gas Company (ENCNG).

5. A pro forma adjustment has been made to reflect the retirement of long-term debt with the estimated net proceeds realized from the sale of NCNG and ENCNG, i.e., the net proceeds after reducing the aggregate purchase price for the working capital adjustment, transaction costs and current income taxes. In the near term, the net proceeds will be used to reduce short-term obligations; however, Progress Energy's long-term plan is to use the net proceeds to partially retire a long-term debt issue that matures in March 2004. Accordingly, the pro forma adjustment has been made to long-term debt.

6. A pro forma adjustment has been made to decrease interest expense by $9.4 million, which reflects the net of: (a) an increase for $15.6 million of interest expense that was allocated to discontinued operations in the historical statement of income, based on the net assets of NCNG, assuming a uniform debt-to-equity ratio across Progress Energy's operations, and (b) a decrease of $25.0 million of interest expense to reflect the assumed retirement of long-term debt. (See Notes 1 and 5.)

7. A pro forma adjustment has been made to reflect the tax effect of the pro forma interest expense reduction (see Note 6), using Progress Energy's statutory tax rate of approximately 40%.